Filed by Orthofix Medical Inc.

(Commission File No. 0-19961)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SeaSpine Holdings Corporation

(Commission File No. 001-36905)

In connection with the pending transaction between Orthofix Medical Inc. (“Orthofix”) and SeaSpine Holdings

Corporation (“SeaSpine”), Orthofix posted the following on October 11, 2022.

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